SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO
FORM T-3
FOR APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939
Bally Total Fitness Holding Corporation
(Name of Applicant)
8700 West Bryn Mawr Avenue
Chicago, Illinois
(Address of principal executive office)
SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

Title of Class	Amount

13-5/8% Senior Subordinated Notes	$90,000,000
APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
     On, or as soon as practicable following the Effective Date of the Applicant’s Joint Prepackaged Chapter 11 Plan of Reorganization.
Marc D. Bassewitz
Senior Vice President, Secretary and General Counsel
8700 West Bryn Mawr Avenue
Chicago, Illinois 60631
(773) 399-7606
(Name and address of agent for service)
With a copy to:
Mark D. Gerstein, Esq.
Latham & Watkins LLP
Sears Tower Suite 5800
233 South Wacker Drive
Chicago, Illinois 60606
(312) 876-7700
     The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effective date until: (1) the 20th day after the filing of a further amendment that specifically states that it will supersede this application for qualification or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon the written request of the obligor.

EXPLANATORY NOTE
     This Amendment No. 1 to Form T-3 (this “Amendment”) is being filed solely to:
•	incorporate the amendments (the “Plan Amendments”) to the Plan (as defined below) filed by the Company with the bankruptcy court following the initial filing of the Application for Qualification of Indentures on Form T-3 (File No. 022-28841) filed by Bally Total Fitness Holding Corporation (the “Company”) with the Securities and Exchange Commission on July 24, 2007 (the “Form T-3”);

•	incorporate the resignation of Ronald G. Eidell as Senior Vice President, Chief Financial Officer of the Company (the “Management Change”); and

•	replace U.S. Bank National Association, as Trustee, with HSBC Bank USA, National Association, as Trustee (the “HSBC Substitution”).
     As explained below, the Plan Amendments allow the Company to consummate the Noteholder Proposal (as defined below) or the Harbinger Proposal (as defined below) in connection with its Chapter 11 reorganization. The New Senior Subordinated Notes (as defined below) to be issued under the New Senior Subordinated Notes Indenture to be qualified hereby would only be issued if the Noteholder Proposal is consummated.
     In order to incorporate Plan Amendments and the Management Change, this Amendment amends and restates (i) Item 2. Securities Act Exemption Applicable, (ii) Item 4. Directors and Officers, (iii) Item 5. Principal Owners of Voting Securities, (iv) Item 7. Capitalization and (v) Item 8. Analysis of Indenture Provisions.
     In order to incorporate the HSBC Substitution, this Amendment amends and restates (i) Exhibit T3C, the New Senior Subordinated Notes Indenture and (ii) Exhibit T3G, Form T-1 qualifying HSBC Bank USA, National Association as Trustee under the New Senior Subordinated Notes Indenture.
     This Amendment is not intended to amend or delete any other part of the Form T-3.
GENERAL
Item 1. General Information
     (a) Bally Total Fitness Holding Corporation is a Delaware corporation.
Item 2. Securities Act Exemption Applicable
     As described in the proposed joint prepackaged Chapter 11 plan of reorganization of the Company and its affiliate debtors (the “Plan”), a copy of which is filed as Exhibit T3E-3 to this Form T-3, the Company has accepted alternative restructuring proposals from (i) Anschutz Investment Company, Goldman Sachs & Co. and funds advised by Tennenbaum Capital Partners, LLC (the “Sponsoring Subordinated Noteholders”) and (ii) Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund L.P. (“Harbinger”). Subject to the terms and conditions of the Plan, when the Plan becomes effective on the date on which all conditions to consummation of the Plan have been satisfied or waived (the “Effective Date”), either (i) the restructuring proposal funded by the Sponsoring Subordinated Noteholders (the “Noteholder Proposal”) or (ii) the restructuring proposal funded by Harbinger will be consummated (the “Harbinger Proposal”). If the Noteholder Proposal is consummated pursuant to the Plan, the Company will issue up to $90,000,000 of 13-5/8% Senior Subordinated Notes (the “New Senior Subordinated Notes”) under an indenture to be qualified hereby (the “New Senior Subordinated Notes Indenture”) to holders of the Company’s existing 9-7/8% Senior Subordinated Notes due 2007 (the “Prepetition Senior Subordinated Notes”), who will receive their pro rata share of 13-5/8% Subordinated Notes, 13-5/8% Junior Subordinated Notes, new common stock in the Company and rights to purchase the New Senior Subordinated Notes for cash pursuant to a rights offering (the “Rights Offering”). As described in the Disclosure Statement, the Company has agreed to pay the Backstop Parties a Backstop Commitment Fee in consideration for their entry into the Subscription and Backstop Purchase Agreement, pursuant to which the Backstop Parties have agreed to purchase New Senior Subordinated Notes in the Rights Offering.
     The Company solicited pre-petition acceptances of the Plan and commenced a bankruptcy case on July 31, 2007. As originally filed with the bankruptcy court, the Plan contemplated only the Noteholder Proposal. Prior to the commencement of its bankruptcy case, the Company filed applications to qualify four indentures governing four series of debt securities to be issued pursuant to the Noteholder Proposal, if the Noteholder Proposal is consummated, including the New Senior Subordinated Notes Indenture. Concurrently with this Amendment, the Company will file applications to qualify two indentures governing two series of debt securities to be issued pursuant to the Harbinger Proposal, if the Harbinger Proposal is consummated, but that will not be issued if the Noteholder Proposal is consummated. The Company filed the Plan Amendments with the bankruptcy court on August 13, 2007 and August 17, 2007. If the Noteholder Proposal is consummated under the Plan and the New Senior Subordinated Notes are exchanged for Prepetition Senior Subordinated Notes pursuant to the Plan, the issuance of the New Senior Subordinated Notes would be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Sections 1145(a)(1) and 1145(a)(2) of Title 11 of the United States Bankruptcy Code. To the extent that the solicitation of acceptances of the Plan constitutes an offer of new securities not exempt from registration under Sections 1145 (a)(1) and 1145(a)(2), the Company relied on Section 3(a)(9) of the Securities Act and Section 4(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder.

     Generally, Section 1145(a)(1) exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. Section 1145(a)(2) exempts an offer of a security through any right to subscribe that was sold in the manner specified in Section 1145(a)(1), or the sale of a security upon the exercise of such a right. The Company believes that the offer of the New Senior Subordinated Notes under the solicitation of acceptances for the Plan and the exchange of New Senior Subordinated Notes for Prepetition Senior Subordinated Notes under the Plan will satisfy the requirements of either Section 3(a)(9) or Section 4(2) of the Securities Act and Sections 1145(a)(1) and 1145(a)(2) of the Bankruptcy Code, respectively, and, therefore, such offer and exchange is exempt from the registration requirements referred to above.
     No sales of securities of the same class as the New Senior Subordinated Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the solicitation of acceptances and exchange for which the exemption is claimed. No other consideration has been, or is to be, given, directly or indirectly, to any person in connection with the transaction, except for customary payments to be made in respect of (1) preparing, printing and mailing the Disclosure Statement and related documents, (2) the engagement of MacKenzie Partners, Inc., as voting agent for the solicitation of pre-petition acceptances of the Plan, (3) payments of the fees and expenses of the Company’s legal and financial advisors and (4) payment of the Backstop Commitment Fee to the Backstop Parties, as described above, in respect of which the Company believes that the offer and sale of the New Senior Subordinated Notes will satisfy the requirements of Section 4(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder. Neither the voting agent nor the Company’s financial advisors solicited acceptances in connection with the Company’s solicitation of approval for the Plan or made recommendations as to acceptance or rejection of the Plan. The compensation payable to the agents and advisors is not conditioned on the acceptance of the Plan.
AFFILIATIONS
Item 3. Affiliates
     (a) An organizational chart showing the affiliates of the Company as of the date of this Application for Qualification on Form T-3 (“Application”) is attached hereto as Exhibit T3H and is incorporated herein by reference. Unless otherwise indicated, each subsidiary is wholly owned by its parent.
     The Company expects all of these entities to exist upon consummation of the Plan.

     (b) Certain directors and executive officers of the Company may be deemed to be “affiliates” of the Company by virtue of their positions with the Company. See Item 4, “Directors and Executive Officers.”
     (c) Certain persons who may be deemed to be “affiliates” of the Company by virtue of their holdings of the voting securities of the Company. See Item 5, “Principal Owners of Voting Securities.”
MANAGEMENT AND CONTROL
Item 4. Directors and Officers
     The following table lists the name of, and offices held by, each executive officer and director of the Company. The address of each person listed below is c/o Bally Total Fitness Holding Corporation, 8700 West Bryn Mawr Avenue, Chicago, Illinois 60631.

Name	Office / Position
Don R. Kornstein	Director, Interim Chairman, Chief Restructuring Officer
Julie Adams	Senior Vice President, Membership Services
Marc D. Bassewitz	Senior Vice President, Secretary and General Counsel
William G. Fanelli	Senior Vice President, Finance and Corporate Development
Michael A. Feder	Chief Operating Officer
Gail J. Holmberg	Senior Vice President, Chief Information Officer
Thomas S. Massimino	Senior Vice President, Operations
Harold Morgan	Senior Vice President, Chief Administrative Officer
John H. Wildman	Senior Vice President, Sales and Interim Chief Marketing Officer
Theresa R. Willows	Senior Vice President, Customer Care and Member Services
Charles J. Burdick	Director
Barry R. Elson	Director
Eric Langshur	Director
Item 5. Principal Owners of Voting Securities
     (a) Voting Securities as of the Date of Application. The following tables set forth certain information concerning the beneficial ownership of the voting securities of the Company by persons known by the Company to beneficially own more than 10% of its outstanding voting securities as of August 17, 2007:

			Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Pardus Capital Management L.P.	Common Stock	6,105,500 shares	14.8%
1001 Avenue of the Americas, Suite 1100	Par Value $.01
New York, New York 10018

Emanuel R. Pearlman	Common Stock	4,619,450 shares	11.2%
Liberation Investment Group LLC	Par Value $.01
Liberation Investments, Ltd.
Liberation Investments, L.P.
330 Madison Avenue, 6th Floor
New York, NY 10017
     (b) Voting Securities as of the Effective Date. The Company expects that, as of the Effective Date each of the Sponsoring Subordinated Noteholders may own in excess of 10% of the Company’s voting securities if the Noteholder proposal is consummated.
UNDERWRITERS
Item 6. Underwriters
     (a) Within the three years prior to the date of filing this application, no person acted as underwriter of any securities of the Company which were outstanding as of the date of this application.
     (b) No person is acting as principal underwriter of the securities proposed to be offered pursuant to the New Senior Subordinated Notes Indenture.
CAPITAL SECURITIES
Item 7. Capitalization
     (a) Capitalization as of the Date of Application. The following table sets forth information, as of August 17, 2007, certain information with respect to each authorized class of securities of the Company:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $.01 per share	60,200,000 shares	41,221,512 shares
Preferred Stock, par value $.10 per share	10,000,000 shares	No shares
Series A Junior Participating Preferred Stock	602,000 shares	No shares
Series B Junior Participating Preferred Stock	100,000 shares	No shares
10-1/2 % Senior Notes Due 2011		$235,199,000
9-7/8% Series D Senior Subordinated Notes Due 2007		$297,538,000
9-7/8% Series B Senior Subordinated Notes Due 2007		$236,000
     The Common Stock of the Company is the only class of voting securities of the Company. Each share of Common Stock of the Company is entitled to one vote.

     (b) Capitalization as of the Effective Date. The following table sets forth, as of the Effective Date if the Noteholder proposal is consummated, certain information with respect to each authorized class of securities of the Company:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $.01 per share	450,000 shares	300,000 shares
Preferred Stock, par value $.10 per share	200,000 shares	No shares
12-3/8% Senior Second Lien Notes	$247,337,500	$247,337,500
13-5/8% New Senior Subordinated Notes	approximately $90,000,000	approximately $90,000,000
13-5/8% New Subordinated Notes	approximately $80,000,000	approximately $80,000,000
13-5/8% New Junior Subordinated Notes	approximately $70,000,000	approximately $70,000,000
INDENTURE SECURITIES
Item 8. Analysis of Indenture Provisions
          The New Senior Subordinated Notes will be subject to the New Senior Subordinated Notes Indenture between the Company and HSBC Bank USA, National Association, as trustee (the “Trustee”). The following is a general description of certain provisions of the New Senior Subordinated Notes Indenture, and the description is qualified in its entirety by reference to the form of Indenture filed as exhibit T3C herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the New Senior Subordinated Notes Indenture.
     (a) Events of Default; Withholding of Notice of Default.
     The occurrence of any of the following events will constitute an Event of Default under the New Senior Subordinated Notes Indenture: (i) failure to pay any interest on any of the New Senior Subordinated Notes when due, continued for 30 days; (ii) failure to pay the principal of, or premium, if any, on the New Senior Subordinated Notes at Maturity; (iii) failure by the Company to comply with certain covenants and such failure continues for 30 days after notice; (iv) failure by the Company to comply with certain covenants regarding sales of assets or repurchases of the New Senior Subordinated Notes upon certain events; (v) default under any indebtedness of the Company or any Subsidiary which individually or in the aggregate is in excess of $10,000,000 and either (a) is caused by a failure to pay principal of such indebtedness when due an prior to the expiration of the grace period provided in such indebtedness or (b) results in the acceleration of such indebtedness; (vi) failure by the Company or any of its Subsidiaries to pay final judgments aggregating in excess of $10,000,000, which judgments are not paid, stayed or otherwise discharged for a period of 60 days; (vii) the rendering of a decree, judgment or order by a court of competent jurisdiction against the Company or any of its Significant Subsidiaries under any bankruptcy or similar law which remains undischarged or unstayed for a period of 60 days; or (viii) certain events of bankruptcy or insolvency with respect to the Company or any Significant Subsidiary.
     If an Event of Default occurs and is continuing (other than an Event of Default described in clauses (vii) or (viii) of the preceding paragraph), the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding New Senior Subordinated Notes, by a notice in writing to the Company, may declare the unpaid principal of, and accrued and unpaid interest on, and other Obligations under, such New Senior Subordinated Notes to be due and payable immediately. Notwithstanding the foregoing, if an Event of Default related to the Company and described in clauses (vii) or (viii) of the preceding paragraph occurs, the unpaid principal of, and accrued and unpaid interest on, and other Obligations under all outstanding New Senior Subordinated Notes will become immediately due and payable without further action or notice. Any such declaration with respect to the New Senior Subordinated Notes may be annulled by the Holders of a majority in aggregate principal amount of the outstanding New Senior Subordinated Notes upon the conditions provided in the New Senior Subordinated Notes Indenture.

     (b) Execution, Authentication, Delivery and Dating; Application of Money Collected.
     The New Senior Subordinated Notes may be executed on behalf of the Company by one of its Chairman of the Board, its President, its Chief Executive Officer, its Chief Financial Officer or one of its Vice Presidents and attested by its Secretary or one of its Assistant Secretaries. The signatures of any of these officers on the New Senior Subordinated Notes may be manual or facsimile. Each Guarantor shall execute a Guarantee in the manner set forth in the New Senior Subordinated Notes Indenture.
     Notes bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such New Senior Subordinated Notes or did not hold such offices at the date of such New Senior Subordinated Notes
     On the Issue Date, the Company may deliver New Senior Subordinated Notes in the outstanding aggregate principal amount of $90,000,000 executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Notes; and the Trustee in accordance with such Company Order shall authenticate and make available for delivery such Notes as provided in the New Senior Subordinated Notes Indenture and not otherwise.
     (c) Satisfaction and Discharge.
     The New Senior Subordinated Notes Indenture will be discharged and cease to be of further effect as to all of the New Senior Subordinated Notes issued, when (i) either (a) the Company delivers to the Trustee all outstanding New Senior Subordinated Notes for cancellation or (b) all such New Senior Subordinated Notes become due and payable, whether at maturity, within one year of maturity or on a redemption date specified in a proper notice to the Trustee; (ii) the Company has paid or caused to be paid all amounts payable to discharge the entire Indebtedness, including the principal, premium (if any) and accrued interest; and (iii) the Company delivers to the Trustee an Officers’ Certificate and an Opinion of Independent Counsel, each stating that all conditions have been complied with and such satisfaction and discharge will not result in a violation of the New Senior Subordinated Notes Indenture.
     (d) Statement as to Compliance.
     The Company will deliver to the Trustee within 120 days after the end of its fiscal year an Officers’ Certificate stating that a review of the activities of the Company during such fiscal year has been made with a view to determining whether the Company has fulfilled all of its obligations and is in compliance with all covenants under the New Senior Subordinated Notes Indenture and, if there has been a Default, specifying each Default and the nature and status thereof. If a Default or Event of Default occurs and is continuing, the Company will deliver to the Trustee, within 10 business days after becoming aware of its occurrence, a certificate describing the Default or Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.
Item 9. Other Obligors
          No person other than the Company is an obligor of the New Senior Subordinated Notes.
Contents of application for qualification. This application for qualification comprises:
          (a) Pages numbered 1 to 8, consecutively.
          (b) The statement of eligibility and qualification on Form T-1 of HSBC Bank USA, National Association under the Indenture to be qualified.
          (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of such Trustee:

Exhibit	Title

Exhibit T3A	Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s registration statement on Form S-1 filed January 3, 1996, registration no. 33-99844)

Exhibit T3B	Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, file no. 001-13997, dated May 27, 2005)

Exhibit T3C*	Form of Indenture

Exhibit T3D	Not applicable

Exhibit T3E-1	Disclosure Statement With Respect to Joint Prepackaged Chapter 11 Plan of Reorganization of Bally Total Fitness Holding Corporation and its Affiliate Debtors and Joint Prepackaged Chapter 11 Plan of Reorganization of the Company and its Affiliate Debtors (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, file no. 001-13997, dated June 27, 2007)

Exhibit T3E-2	Beneficial Owner Ballot for Voting the 9.875% Senior Subordinated Notes Due 2007, Series B, and the 9.875% Senior Subordinated Notes Due 2007, Series D, Issued by Bally Total Fitness Holding Corporation; Beneficial Owner Ballot for Voting the 10.5% Senior Notes Due 2011 Issued by Bally Total Fitness Holding Corporation; Master Ballot for Voting the 10.5% Senior Notes Due 2011 Issued by Bally Total Fitness Holding Corporation; and Master Ballot for Voting the 9.875% Senior Subordinated Notes Due 2007, Series B, and the 9.875% Senior Subordinated Notes Due 2007, Series D, Issued by Bally Total Fitness Holding Corporation (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K, file no. 001-13997, dated June 27, 2007)

Exhibit T3E-3	First Amended Joint Prepackaged Chapter 11 Plan of Reorganization of Bally Total Fitness Holding Corporation and its Affiliate Debtors dated August 13, 2007 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, file no. 001-13997, dated August 22, 2007).

Exhibit T3E-4	Motion of Debtors for Order, Pursuant to Section 1127(A) of the Bankruptcy Code and Bankruptcy Rule 3019, Authorizing the Debtors to Modify Their Joint Prepackaged Chapter 11 Plan of Reorganization, dated August 13, 2007 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, file no. 001-13997, dated August 14, 2007).

Exhibit T3E-5*	Notice of Emergency Hearing, dated August 13, 2007.

Exhibit T3E-6*	Notice of Filing Modified Plan and Plan Exhibits, dated August 13, 2007.

Exhibit T3E-7*	Notice of Filing Press Release, dated August 16, 2007.

Exhibit T3E-8*	Notice of Filing Further Modified Plan and Plan Exhibits, dated August 17, 2007.

Exhibit T3E-9*	Memorandum, from Kurtzman Carson Consultants to holders of record of the Company’s notes, dated August 21, 2007.

Exhibit T3F	Cross-reference sheet showing the location in the Indenture to Section 310 through 318(a), inclusive, of the Trust Indenture Act (incorporated by reference to Exhibit T3F to the Company’s Form T-3, file no. 022-28841, filed July 24, 2007)

Exhibit T3G*	Form T-1 qualifying HSBC Bank USA, National Association as Trustee under the New Senior Subordinated Notes Indenture to be qualified pursuant to this Form T-3

Exhibit T3H	Organizational Chart (incorporated by reference to Exhibit T3H to the Company’s Form T-3, file no. 022-28841, filed July 24, 2007)

*	Filed herewith.

SIGNATURES
     Pursuant to the requirements of the Trust Indenture Act of 1939, the Company, Bally Total Fitness Holding Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and their seal to be hereunto affixed and attested, all in the city of Chicago, and State of Illinois, on this 22nd day of August, 2007.

BALLY TOTAL FITNESS HOLDING CORPORATION
By:	/s/ Marc D. Bassewitz
	Name:	Marc D. Bassewitz
Its: Senior Vice President, Secretary and General Counsel

Attest:	/s/ Kathleen M. Boege

Name: Kathleen M. Boege
Its: Assistant Secretary